Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 NOV 19 P 12:19

16 November 2009

09047331

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 13 November 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.15

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 13 November 2009

* *For identification purpose only*

Shangri-La Hotel Public Company Limited
and its subsidiaries
Report and consolidated interim financial statements
For the three-month and nine-month periods ended
30 September 2009

Review report of Independent Auditor

To the Shareholders of Shangri-La Hotel Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Shangri-La Hotel Public Company Limited and its subsidiaries as at 30 September 2009, the related consolidated statements of income for the three-month and nine-month periods ended 30 September 2009, and the related consolidated statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2009, and the separate financial statements of Shangri-La Hotel Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries, and the separate financial statements of Shangri-La Hotel Public Company Limited for the year ended 31 December 2008 were audited in accordance with generally accepted auditing standards by another auditor of our firm who expressed an unqualified opinion on those statements under her report dated 13 February 2009. The consolidated and separate balance sheets as at 31 December 2008, as presented herein for comparative purposes, formed an integral part of the financial statements which that auditor audited and reported on.

The consolidated statements of income for the three-month and nine-month periods ended 30 September 2008, the consolidated statements of changes in shareholders' equity and cash flows for the nine-month period ended 30 September 2008 of Shangri-La Hotel Public Company Limited and its subsidiaries and the separate financial statements of Shangri-La Hotel Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned auditor who reported, under her report dated 10 November 2008, that nothing had come to her attention that caused her to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Thipawan Nananuwat
Certified Public Accountant (Thailand) No. 3459

Ernst & Young Office Limited
Bangkok: 13 November 2009

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents		154,566	739,359	88,619	649,193
Current investments - deposits at financial institutions		-	413	-	-
Trade accounts receivable		50,328	77,966	50,328	77,966
Less: Allowance for doubtful accounts		(1,281)	(1,226)	(1,281)	(1,226)
Trade accounts receivable - net	4	49,047	76,740	49,047	76,740
Inventories - net		33,413	37,167	33,413	37,167
Other receivable - related party	10	16,521	-	16,521	-
Other current assets		36,972	14,548	36,957	14,525
Total current assets		290,519	868,227	224,557	777,625
Non-current assets					
Investments in subsidiaries	5	-	-	1,296,600	1,296,600
Investments in associates	6	-	-	-	-
Other long-term investments					
Investments in related parties	7	1,075,973	837,829	-	-
Other investment in other company	8	110,419	110,419	-	-
Investment in available-for-sale securities	9	53,374	49,453	53,374	49,453
Loans to and accrued interest from related parties	10	488,159	508,207	-	-
Property, plant and equipment - net	11	3,682,445	3,582,272	3,680,591	3,580,418
Intangible assets - net		8,230	12,432	8,230	12,432
Deferred income tax		36,044	37,220	36,044	37,220
Deposits		64,746	20,439	64,746	20,439
Total non-current assets		5,519,390	5,158,271	5,139,585	4,996,562
Total assets		5,809,909	6,026,498	5,364,142	5,774,187

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

		Consolidated financial statements		Separate financial statements	
	Note	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts	12	8,683	14,888	8,683	14,888
Trade accounts payable		74,762	71,704	74,762	71,704
Construction payable		48,612	150,312	48,612	150,312
Amounts due to related parties	10	7,461	8,478	7,461	8,478
Other current liabilities					
Royalty, marketing and other fees payable	10	9,245	16,567	9,245	16,567
Retention payable		40,033	61,851	40,033	61,851
Accrued expenses		47,764	53,099	46,938	52,485
Others		92,923	98,047	84,237	89,068
		189,965	229,564	180,453	219,971
Total current liabilities		329,483	474,946	319,971	465,353
Non-current liabilities					
Interest payable to minority shareholders of subsidiaries		66,274	66,274	-	-
Rental deposits		13,379	14,947	13,379	14,947
Total non-current liabilities		79,653	81,221	13,379	14,947
Total liabilities		409,136	556,167	333,350	480,300

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Shareholders' equity					
Share capital					
Registered					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Issued and fully paid up					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Share premium		1,590,400	1,590,400	1,590,400	1,590,400
Unrealised gain (loss) on changes in value					
of investments in available-for-sale securities					
Other company	13	2,287	(457)	2,287	(457)
Related company	7	308,227	46,075	-	-
Translation adjustments		756,950	795,239	-	-
Retained earnings					
Appropriated - statutory reserve		130,000	130,000	130,000	130,000
Unappropriated		1,312,909	1,609,074	2,008,105	2,273,944
Total shareholders' equity		5,400,773	5,470,331	5,030,792	5,293,887
Total liabilities and shareholders' equity		5,809,909	6,026,498	5,364,142	5,774,187
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

....

Directors

....

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Income statements

For the three-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht except basic earnings per share expressed in Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Revenues from hotel operations:				
Room	121,528	197,609	121,528	197,609
Food and beverage	86,821	115,668	86,821	115,668
Others	22,674	31,642	22,674	31,642
Total revenues from hotel operations	231,023	344,919	231,023	344,919
Cost of sales and services	(102,137)	(136,749)	(102,137)	(136,749)
Gross profit	128,886	208,170	128,886	208,170
Other incomes				
Interest income	1,466	6,029	385	4,649
Dividend income	-	21,204	32,576	-
Reversal of allowance for diminution in value of investment	-	13,958	-	-
Other incomes	2,013	4,233	2,087	4,233
Income before expenses	132,365	253,594	163,934	217,052
Selling expenses	(20,865)	(25,702)	(20,865)	(25,702)
Administrative expenses	(67,920)	(92,270)	(67,591)	(91,933)
Depreciation and amortisation	(93,539)	(118,101)	(93,539)	(118,101)
Loss on sales of plant and equipment	(19,525)	(3,060)	(19,525)	(3,060)
Loss on loans to related company	(2,423)	(3,900)	-	-
Total expenses	(204,272)	(243,033)	(201,520)	(238,796)
Income (loss) before finance cost and corporate income tax	(71,907)	10,561	(37,586)	(21,744)
Finance cost	(87)	-	(87)	-
Income (loss) before corporate income tax	(71,994)	10,561	(37,673)	(21,744)
Corporate income tax (reversal)	(77)	21,540	-	21,943
Net income (loss) for the period	(72,071)	32,101	(37,673)	199
Basic earnings per share (Baht)				
Net income (loss)	(0.554)	0.247	(0.290)	0.002

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Income statements (continued)

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht except basic earnings per share expressed in Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Revenues from hotel operations:				
Room	390,726	854,160	390,726	854,160
Food and beverage	262,134	545,434	262,134	545,434
Others	69,626	120,791	69,626	120,791
Total revenues from hotel operations	722,486	1,520,385	722,486	1,520,385
Cost of sales and services	(311,118)	(494,276)	(311,118)	(494,276)
Gross profit	411,368	1,026,109	411,368	1,026,109
Other incomes				
Interest income	8,251	20,739	4,359	15,354
Dividend income	5,489	27,270	33,229	653
Reversal of allowance for diminution in value of investment	-	29,722	-	-
Other incomes	3,218	7,526	3,218	7,115
Income before expenses	428,326	1,111,366	452,174	1,049,231
Selling expenses	(60,043)	(95,379)	(60,043)	(95,379)
Administrative expenses	(232,547)	(318,050)	(231,503)	(317,045)
Depreciation and amortisation	(288,146)	(337,947)	(288,146)	(337,947)
Loss on sales of plant and equipment	(7,743)	(331)	(7,743)	(331)
Loss on loans to related company	(5,141)	(10,967)	-	-
Other expenses	-	(2,000)	-	(2,000)
Total expenses	(593,620)	(764,674)	(587,435)	(752,702)
Income (loss) before finance cost and corporate income tax	(165,294)	346,692	(135,261)	296,529
Finance cost	(578)	-	(578)	-
Income (loss) before corporate income tax	(165,872)	346,692	(135,839)	296,529
Corporate income tax	(293)	(73,501)	-	(73,060)
Net income (loss) for the period	(166,165)	273,191	(135,839)	223,469
Basic earnings per share (Baht)				
Net income (loss)	(1.28)	2.10	(1.04)	1.72

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flow statements

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from operating activities:				
Net income (loss) before tax	(165,872)	346,692	(135,839)	296,529
Adjustments to reconcile net income (loss) before tax to net cash				
provided by (paid from) operating activities:				
Depreciation and amortisation	288,146	337,947	288,146	337,947
Doubtful accounts	55	(1,946)	55	(1,946)
Loss from stock obsolescenses	(230)	-	(230)	-
Loss on sales of plant and equipment	7,743	331	7,743	331
Reversal of allowance for diminution in value of investment	-	(29,722)	-	-
Loss on loans to related company	5,141	10,967	-	-
Interest income	(8,251)	(20,739)	(4,359)	(15,354)
Dividend income	(5,489)	(27,270)	(33,229)	(653)
Interest expenses	578	-	578	-
Income from operating activities before changes in				
operating assets and liabilities	121,821	616,260	122,865	616,854
Decrease (increase) in operating assets:				
Trade accounts receivable	27,638	125,776	27,638	125,776
Inventories	3,984	(545)	3,984	(545)
Other receivable - related party	(16,521)	-	(16,521)	-
Other current assets	(21,921)	(7,705)	(21,906)	(3,898)
Deposits	(44,307)	10,753	(44,307)	10,753
Increase (decrease) in operating liabilities:				
Trade accounts payable	3,058	(20,724)	3,058	(20,724)
Amount due to related parties	(1,017)	(4,341)	(1,017)	(4,341)
Royalty, marketing and other fees payable	(7,322)	(7,287)	(7,322)	(7,287)
Retention payable	(21,818)	(26,824)	(21,818)	(26,824)
Accrued expenses and other current liabilities	(10,166)	(29,147)	(10,379)	(29,397)
Rental deposit	(1,568)	769	(1,568)	769
Cash flows from operating activities	31,861	656,985	32,707	661,136
Cash paid for interest	(578)	-	(578)	-
Cash paid for corporate income tax	(1,799)	(164,698)	(1,225)	(163,855)
Net cash flows from operating activities	29,484	492,287	30,904	497,281

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flow statements (continued)

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from investing activities:				
Decrease in current investments - deposits at financial institutions	413	169,844	-	170,000
Decrease in loans to related parties	6,317	11,400	-	1,200
Cash received from interest	5,408	24,576	5,058	15,802
Cash received from dividend	5,489	27,270	33,229	653
Proceeds from sales of plant and equipment	13,204	6,599	13,204	6,599
Acquisition of plant and equipment and payment of construction payable	(506,764)	(422,143)	(506,764)	(422,143)
Net cash flows used in investing activities	(475,933)	(182,454)	(455,273)	(227,889)
Cash flows from financing activities:				
Increase (decrease) in bank overdrafts	(6,205)	12,012	(6,205)	12,012
Dividend paid	(130,000)	(260,000)	(130,000)	(260,000)
Net cash flows used in financing activities	(136,205)	(247,988)	(136,205)	(247,988)
Translation adjustments	(2,139)	1,938	-	-
Net increase (decrease) in cash and cash equivalents	(584,793)	63,783	(560,574)	21,404
Cash and cash equivalents at beginning of period	739,359	717,518	649,193	673,466
Cash and cash equivalents at end of period	154,566	781,301	88,619	694,870

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements							
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities			Retained earnings		
	Issued and paid-up share capital	Share premium	Other company	Related company	Translation adjustments	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000	1,590,400	2,287	787,183	741,685	130,000	1,562,852	6,114,407
Income and expenses recognised directly in equity:								
Unrealised loss from change in value of investments	-	-	(16,230)	(645,647)	-	-	-	(661,877)
Translation adjustments	-	-	-	-	24,379	-	-	24,379
Deferred tax recognised/transferred out from shareholders' equity	-	-	4,183	-	-	-	-	4,183
Net income and expenses recognised directly in equity	-	-	(12,047)	(645,647)	24,379	-	-	(633,315)
Net income for the period	-	-	-	-	-	-	273,191	273,191
Total income and expenses for the period	-	-	(12,047)	(645,647)	24,379	-	273,191	(360,124)
Dividend paid (Note 14)	-	-	-	-	-	-	(260,000)	(260,000)
Balance as at 30 September 2008	1,300,000	1,590,400	(9,760)	141,536	766,064	130,000	1,576,043	5,494,283
Balance as at 31 December 2008	1,300,000	1,590,400	(457)	46,075	795,239	130,000	1,609,074	5,470,331
Income and expenses recognised directly in equity:								
Unrealised gain from change in value of investments	-	-	3,724	262,152	-	-	-	265,876
Translation adjustments	-	-	-	-	(38,289)	-	-	(38,289)
Deferred tax recognised/transferred out from shareholders' equity	-	-	(980)	-	-	-	-	(980)
Net income and expenses recognised directly in equity	-	-	2,744	262,152	(38,289)	-	-	226,607
Net loss for the period	-	-	-	-	-	-	(166,165)	(166,165)
Total income and expenses for the period	-	-	2,744	262,152	(38,289)	-	(166,165)	60,442
Dividend paid (Note 14)	-	-	-	-	-	-	(130,000)	(130,000)
Balance as at 30 September 2009	1,300,000	1,590,400	2,287	308,227	756,950	130,000	1,312,909	5,400,773

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity (continued)

For the nine-month periods ended 30 September 2009 and 2008

(Unit: Thousand Baht)

	Separate financial statements						
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities		Retained earnings		
	Issued and paid-up share capital	Share premium	Other company	Related company	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000	1,590,400	2,287	-	130,000	2,273,070	5,295,757
Income and expenses recognised directly in equity:							
Unrealised loss from change in value of investments	-	-	(16,230)	-	-	-	(16,230)
Deferred tax recognised/transferred out from shareholders' equity	-	-	4,183	-	-	-	4,183
Net income and expenses recognised directly in equity	-	-	(12,047)	-	-	-	(12,047)
Net income for the period	-	-	-	-	-	223,469	223,469
Total income and expenses for the period	-	-	(12,047)	-	-	223,469	211,422
Dividend paid (Note 14)	-	-	-	-	-	(260,000)	(260,000)
Balance as at 30 September 2008	1,300,000	1,590,400	(9,760)	-	130,000	2,236,539	5,247,179
Balance as at 31 December 2008	1,300,000	1,590,400	(457)	-	130,000	2,273,944	5,293,887
Income and expenses recognised directly in equity:							
Unrealised gain from change in value of investments	-	-	3,724	-	-	-	3,724
Deferred tax recognised/transferred out from shareholders' equity	-	-	(980)	-	-	-	(980)
Net income and expenses recognised directly in equity	-	-	2,744	-	-	-	2,744
Net loss for the period	-	-	-	-	-	(135,839)	(135,839)
Total income and expenses for the period	-	-	2,744	-	-	(135,839)	(133,095)
Dividend paid (Note 14)	-	-	-	-	-	(130,000)	(130,000)
Balance as at 30 September 2009	1,300,000	1,590,400	2,287	-	130,000	2,008,105	5,030,792

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries
Notes to interim financial statements
For the three-month and nine-month periods ended 30 September 2009

1. General information

Shangri-La Hotel Public Company Limited ("the Company") is a public company incorporated and domiciled in Thailand. Its parent company is Shangri-La Asia Limited, which was incorporated in Bermuda. The Company operates its business in Thailand, and its principal activity is hotel operations in Bangkok and Chiang Mai provinces. The Company's registered address is 89 Soi Wat Suan Plu, Charoenkrung Road, Bangrak, Bangkok.

2. Fundamental accounting assumption

2.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standard No. 34 (revised 2007) "Interim Financial Reporting", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same format as that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events, and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The financial statements in Thai language are the official statutory financial statements of the Company. The financial statements in English language have been translated from the Thai language financial statements.

2.2 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2008. There were no changes in the composition of subsidiaries during the current period.

The separate financial statements, which present investments in subsidiaries and associates presented under the cost method, have been prepared solely for the benefit of the public.

2.3 Adoption of new accounting standards

In June 2009, the Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore the numbers of Thai Accounting Standards as used in these financial statements are corresponded to those per this notification.

The Federation of Accounting Professions has issued Notification No. 86/2551 and 16/2552, mandating the use of new accounting standards, financial reporting standard and accounting treatment guidance as follows.

a) Accounting standards, financial reporting standard and accounting treatment guidance which are effective for the current year

Framework for Preparation and Presentation of Financial Statements (revised 2007)

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations

Accounting Treatment Guidance for Leasehold Right

Accounting Treatment Guidance for Business Combination under Common Control

These accounting standards, financial reporting standard and accounting treatment guidance became effective for the financial statements for fiscal years beginning on or after 1 January 2009. The management has assessed the effect of these standards and believes that TFRS 5 (revised 2007), Accounting Treatment Guidance for Leasehold Right and Accounting Treatment Guidance for Business Combination under Common Control are not relevant to the business of the Company, while Framework for Preparation and Presentation of Financial Statements (revised 2007) and TAS 36 (revised 2007) will not have any significant impact on the financial statements for the current period.

b) Accounting standards which are not effective for the current year

		Effective date
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	1 January 2012
TAS 24 (revised 2007)	Related Party Disclosures	1 January 2011
TAS 40	Investment Property	1 January 2011

However, TAS 24 (revised 2007) and TAS 40 allows early adoption by the entity before the effective date.

The management of the Company is still evaluating the effect of these three accounting standards to the financial statements for the year in which they are initially applied.

2.4 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008.

3. Seasonality of operations

The Company's operations are affected by the seasonality of the travel industry, with a high season running from September to March and a low season from April to August.

4. Trade accounts receivable

The balances of trade accounts receivable as at 30 September 2009 and 31 December 2008 are classified by aging as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	30 September 2009	31 December 2008
Less than 120 days	49,047	76,740
120 - 180 days	99	63
Over 180 days	1,182	1,163
Total	50,328	77,966
Less: Allowance for doubtful accounts	(1,281)	(1,226)
Trade accounts receivable - net	49,047	76,740

5. Investments in subsidiaries

(Unit: Thousand Baht)

Company's name	Paid-up capital	Shareholding percentage		Cost		Dividend received during the nine-month periods ended 30 September	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008	2009	2008
		Percent	Percent				
Town Development Co., Ltd.	Baht 1,303 million	100	100	1,303,000	1,303,000	32,575	-
Apizaco Limited (Held by Town Development Co., Ltd.)	HK$ 206 million	100	100	-	-	-	-
Hasfield Holdings Pte., Ltd. (Held by Town Development Co., Ltd.)	S$ 34 million	100	100	-	-	12,121	41,021
Zukerman Limited (Held by Apizaco Limited)	US$ 1	100	100	-	-	-	-
TRR - Kerry Development Co., Ltd. (Held by Town Development Co., Ltd.)	Baht 231 million	57.33	57.33	-	-	-	-
				1,303,000	1,303,000		
Less: Impairment on investment				(6,400)	(6,400)		
				1,296,600	1,296,600		

Separate financial statements

6. Investments in associates

Details of associates:

(Unit: Thousand Baht)

Consolidated financial statements

Associated companies (Held by Zukerman Limited)	Country of incorporation	Nature of business	Paid-up capital	Shareholding percentage		Cost		Carrying amount based on equity method	
				30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008
				Percent	Percent				
Traders Yangon Co., Ltd.	Myanmar	Hotel	Kyat 21.60 million	23.53	23.53	29,973	31,220	-	-
Shangri-La Yangon Co., Ltd.	Myanmar	Not yet operational	Kyat 11.88 million	22.22	22.22	17,717	18,454	-	-
Traders Square Co., Ltd.	Myanmar	Not yet operational	Kyat 0.52 million	23.56	23.56	707	736	-	-
						48,397	50,410	-	-
Less: Allowance for diminution in value of investments						(48,397)	(50,410)		
						-	-		

7. Investments in related parties

(Unit: Thousand Baht)

	Country of incorporation	Nature of business	Type of relationship	Consolidated financial statements: Shareholding percentage 30 September 2009	Shareholding percentage 31 December 2008	Investment value 30 September 2009	Investment value 31 December 2008	Dividend received for the nine-month periods ended 30 September 2009	Dividend received for the nine-month periods ended 30 September 2008
				Percent	Percent				
Other investment - at cost									
(Held by Hasfield Holdings Pte., Ltd.)									
Cuscaden Properties Pte., Ltd.	Singapore	Hotel and commercial complex	Shareholding and common directors	14.60	14.60	392,697	401,098	-	21,120
						392,697	401,098		
Available-for-sale security - at fair value									
(Held by Apizaco Limited)									
Shangri-La Asia Ltd.	Bermuda	Holding company	Shareholding and common directors	0.38	0.38	375,049	390,656	4,911	5,496
Add: Unrealised gain on changes in the value of investments						308,227	46,075		
						683,276	436,731		
Total						1,075,973	837,829		

8. Other investment in other company

(Unit: Thousand Baht)

	Consolidated financial statements: 30 September 2009	31 December 2008
Don Muang Tollway Public Co., Ltd.	213,164	213,164
Less: Allowance for diminution in value of investment	(102,745)	(102,745)
	110,419	110,419

9. Investment in available-for-sale securities

(Unit: Thousand Baht)

	Consolidated/Separate financial statements: 30 September 2009	31 December 2008
Ordinary shares for Post Publishing Public Co., Ltd.	50,107	50,107
Less: Unrealised gain (loss) on change in the value of investment	3,267	(654)
	53,374	49,453

10. Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

The Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those related parties. Below is a summary of those transactions for the three-month and nine-month periods ended 30 September 2009 and 2008.

(Unit: Thousand Baht)

	Consolidated financial statements				Separate financial statements				
	For the three-month periods ended 30 September		For the nine-month periods ended 30 September		For the three-month periods ended 30 September		For the nine-month periods ended 30 September		Transfer pricing policy
	2009	2008	2009	2008	2009	2008	2009	2008	
Transaction with subsidiary company (eliminated from the consolidated financial statements)									
Dividend income	-	-	-	-	32,575	-	32,575	-	
Transactions with related companies									
Interest income	995	1,283	3,505	4,983	-	-	-	-	2.05-3.15 percent per annum and market rate
Dividend income	-	21,120	4,911	26,616	-	-	-	-	
Revenue from hotel operations	3,077	3,992	12,476	10,895	3,077	3,992	12,476	10,895	Normal business price closed as charged to other customers
Refund of overpaid expenses	16,521	-	16,521	-	16,521	-	16,521	-	Mutually agreed
Royalty fee expenses	8,787	12,044	27,313	49,192	8,787	12,044	27,313	49,192	Per contract
Marketing and promotion fees expenses	2,201	3,474	6,907	15,303	2,201	3,474	6,907	15,303	Per contract
Advertising and reservation fees expenses	2,881	2,961	7,187	8,842	2,881	2,961	7,187	8,842	Per contract

The balances of the accounts as at 30 September 2009 and 31 December 2008 between the Company and those related parties are as follows:

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Other receivable - related party				
Related company				
Shangri-La International Hotel Management Limited (Hong Kong)	16,521	-	16,521	-
	16,521	-	16,521	-
Loans to and accrued interest from related parties				
Subsidiaries				
TRR-Kerry Development Co., Ltd.	-	-	88,415	88,415
Total	-	-	88,415	88,415
Less: Allowance for loss on accrued interest	-	-	(88,415)	(88,415)
	-	-	-	-
Associated companies				
Non-interest bearing				
Traders Yangon Co., Ltd.	351,298	365,916	-	-
Shangri-La Yangon Co., Ltd.	245,054	255,251	-	-
Traders Square Co., Ltd.	45,491	47,384	-	-
	641,843	668,551	-	-
Interest bearing				
Traders Yangon Co., Ltd.	330,359	350,687	-	-
Shangri-La Yangon Co., Ltd.	20,572	21,428	-	-
	350,931	372,115	-	-
Total	992,774	1,040,666	-	-
Less: Allowance for losses on loans	(921,429)	(954,560)	-	-
	71,345	86,106	-	-
Related company				
Cuscaden Properties Pte., Ltd.	416,814	422,101	-	-
	488,159	508,207	-	-
Amounts due to related parties				
Associated company				
Traders Yangon Co., Ltd.	7,461	8,478	7,461	8,478
	7,461	8,478	7,461	8,478

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Royalty, marketing and other fees payable				
Related companies				
Shangri-La International Hotel Management BV	6,718	8,303	6,718	8,303
Shangri-La International Hotel Management Limited (Hong Kong)	2,527	8,264	2,527	8,264
	9,245	16,567	9,245	16,567

Zukerman Limited, a subsidiary of Apizaco Limited, has investment in three associated companies in Myanmar, which are engaged in hotel business and the development of hotel and commercial complex. As at 30 September 2009, Zukerman Limited recorded total net investments in and loans to its associated companies of approximately Baht 71.3 million (31 December 2008: Baht 86.1 million). The hotel of one associate is currently operating and generates cash inflows, but two development projects have been suspended. Due to the situation in Myanmar, it is not possible to estimate when the two projects will resume. However, appropriate provisions have been made for these investments and loans.

During the current period, movements of loans to and accrued interest from related parties were as follows:

(Unit: Thousand Baht)

	Consolidated financial statements				
		For the nine-month period ended 30 September 2009			
	Balance as at 1 January 2009	Increase	Decrease	Translation adjustments	Balance as at 30 September 2009
Associated companies					
Non-interest bearing					
Traders Yangon Co., Ltd.	365,916	-	-	(14,618)	351,298
Shangri-La Yangon Co., Ltd.	255,251	-	-	(10,197)	245,054
Traders Square Co., Ltd.	47,384	-	-	(1,893)	45,491
Interest bearing					
Traders Yangon Co., Ltd.	350,687	-	(6,317)	(14,011)	330,359
Shangri-La Yangon Co., Ltd.	21,428	-	-	(856)	20,572
Related company					
Cuscaden Properties Pte., Ltd.	422,101	3,505	-	(8,792)	416,814

(Unit: Thousand Baht)

	Separate financial statements				
		For the nine-month period ended 30 September 2009			
	Balance as at 1 January 2009	Increase	Decrease	Translation adjustments	Balance as at 30 September 2009
Subsidiaries					
TRR-Kerry Development Co., Ltd.	88,415	-	-	-	88,415

Management's remuneration

For the nine-month period ended 30 September 2009, the Company had expenses related to the salaries, bonuses and meeting allowances to its management totaling approximately of Baht 35.0 million (30 September 2008: approximately of Baht 41.6 million).

11. Property, plant and equipment

Movements of the property, plant and equipment account during the nine-month periods ended 30 September 2009 are summarised below.

(Unit: Thousand Baht)

	Consolidated financial statements	Separate financial statements
Net book value as at 1 January 2009	3,582,272	3,580,418
Acquisitions during period - at cost	461,011	461,011
Disposal during period - net book value at disposal date	(20,947)	(20,947)
Depreciation for period	(283,945)	(283,945)
Net book value as at 30 September 2009	3,738,391	3,736,537

The Company has mortgaged land and construction located at Chiang Mai with a total net book value as at 30 September 2009 of Baht 1,213.6 million (31 December 2008: Baht 1,258.3 million) as collateral against credit facilities received from a domestic bank. During the current period, the Company has not yet drawn such facilities.

The balance as of 30 September 2009 includes property, plant and equipment of a new hotel in Chiang Mai amounting to Baht 1,883.6 million (31 December 2008: Baht 2,036.2 million).

12. Bank overdrafts

Bank overdrafts carry interest at MOR per annum and are unsecured.

13. Unrealised gain (loss) on changes in value of investment in available-for-sales securities - other company

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	30 September 2009	31 December 2008
Unrealised gain (loss) on changes in value of investment (Note 9)	3,267	(654)
Less: Effect of deferred income tax	(980)	197
	2,287	(457)

14. Dividend

On 28 April 2009, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2008 income of Baht 1 per share or a total of Baht 130 million.

On 28 April 2008, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2007 income of Baht 2 per share or a total of Baht 260 million.

15. Financial information by segment

The operations of the Company and its subsidiary companies involve two main industry segments, the hotel business and investment holdings, and business is carried on both in Thailand and overseas. The overseas business comprises only investment holding activities and, during the nine-month periods ended 30 September 2009 and 2008, there were no material activities pertaining to this investment holding segment. For this reason financial information by either industry segment or geographic area has not been presented.

16. Commitments and contingent liabilities

16.1 Capital commitments

As at 30 September 2009, the Company had capital commitments in respect of construction and renovation of the hotel building in Bangkok amounting to approximately Baht 525.28 million.

16.2 Guarantees

As at 30 September 2009, there were outstanding bank guarantees of approximately Baht 13.76 million issued by banks on behalf of the Company in respect of letters of guarantee for electricity usage.

17. Royalty agreement

On 1 January 1990, the Company entered into a royalty agreement with Shangri-La International Hotel Management BV whereby the latter grants to the Shangri-La Hotel, Bangkok a license to use the copyright, trade marks, know-how and other rights subsisting in the Shangri-La system. The hotel is committed to pay agreed fees as specified in the agreement, which has a term of 20 years commencing from January 1990 and is renewable for another term of 10 years. Royalty fees for the three-month periods ended 30 September 2009 and 2008 amounted to approximately Baht 8.0 million and Baht 11.0 million, respectively, and for the nine-month periods then ended amounted to approximately Baht 25.1 million and Baht 45.9 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management BV agreed to amend the royalty agreement in order to grant an additional license to the Shangri-La Hotel, Chiang Mai, with agreed fees as specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai and terminates on the same date as the original agreement. Other terms and conditions of the original agreement remain the same. Royalty fee for the three-month periods ended 30 September 2009 and 2008 amounted to approximately Baht 0.8 million and Baht 1.0 million, respectively, and for the nine-month periods then ended amounted to approximately Baht 2.2 million and Baht 3.3 million, respectively.

On 24 September 2009, the Company and Shangri-La International Hotel Management BV agreed to renew the agreement, that will be due to expire on 31 December 2009, for a further period of 20 years from 1 January 2010, and renewable for another term of 20 years.

18. Marketing and promotion agreement

On 1 January 1986, the Company entered into a marketing and promotion agreement with Shangri-La International Hotel Management Limited (Hong Kong) whereby the latter will provide the Shangri-La Hotel, Bangkok with marketing and promotion services through the Shangri-La Group of Hotels. The hotel agrees to share part of the Group's marketing and promotion expenses on the basis specified in the agreement. The agreement was effective from 1 March 1986, and can be terminated by mutual agreement. Marketing and promotion expenses shared to the Company for the three-month periods ended 30 September 2009 and 2008 amounted to approximately Baht 2.0 million and Baht 5.5 million, respectively, and for the nine-month periods then ended amounted to approximately Baht 6.5 million and Baht 14.2 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management Limited (Hong Kong) agreed to amend the marketing and promotion agreement to additionally include the provision of marketing and promotion services through the Shangri-La Group of Hotels to the Shangri-La Hotel, Chiang Mai with agreement to share part of the Group's marketing and promotion expenses on the basis specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai. Other terms and conditions of the original agreement remain the same. Marketing and promotion expenses shared to the Company for the three-month periods ended 30 September 2009 and 2008 amounted to approximately Baht 0.2 million and Baht 0.9 million, and for the nine-month periods then ended amounted to approximately Baht 0.4 million and Baht 1.1 million, respectively.

19. Approval of interim financial statements

These interim financial statements were authorised for issue by the Company's Board of Directors on 13 November 2009.

(Reviewed Quarter-3 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(72,071)	32,101	(166,165)	273,191
EPS (baht)	(0.55)	0.25	(1.28)	2.10

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2009	2008	2009	2008
Net profit (loss)	(37,673)	199	(135,839)	223,469
EPS (baht)	(0.29)	0.00	(1.04)	1.72

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Mrs. Pavinee Meensuk)
Position Director and Company Secretary

Authorized to sign on behalf of the company

Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : November 13, 2009

Re : Clarification for decrease for more than 20% in the net income of Shangri-La Hotel Public Company Limited ("the Company") for the three-month period ended September 30, 2009 when compared to the corresponding period of 2008

The Board of Directors is pleased to announce the Company's results for the three-month period ended September 30, 2009 as follows:-

Net income / (loss) after corporate income tax for the three-month period ended September 30, 2009 and 2008:

(Baht in million)	2009	2008	Change (%)
The Company	(37.67)	0.20	(18,935.00%)
Consolidated	(72.07)	32.10	(324.52%)

The Company:
The Company's loss before corporate income tax for the three-month period ended September 30, 2009 increased to Baht 37.67 million from Baht 21.74 million against the corresponding period last year. The increase in the Company's loss of Baht 15.93 million was attributed to a decrease in profit of Shangri-La Hotel, Bangkok by Baht 16.52 million plus a decrease in loss of Shangri-La Hotel, Chiang Mai by Baht 0.59 million. The decrease in Shangri-La Hotel, Bangkok's profit came from the decline in room revenues, food and beverage revenues and other revenues which were mainly affected by hotel renovation on its restaurants, guest rooms and function rooms, the political instability in Thailand and the global financial crisis. Revenues from hotel operation of Shangri-La Hotel, Bangkok decreased by Baht 105.23 million to Baht 205.91 million from Baht 311.14 million during the same period last year. Income before expenses decreased by Baht 50.03 million, selling and administrative expenses, depreciation and other expenses reduced by Baht 33.51 million. As a result, the net income before corporate income tax decreased by Baht 16.52 million. Revenues from hotel operation of Shangri-La Hotel, Chiang Mai decreased by Baht 8.66 million to Baht 25.12 million from Baht 33.78 million during the same period last year. Income before expenses decreased by Baht 3.09 million, selling and administrative expenses and depreciation decreased by Baht 3.77 million whereas interest increased by Baht 0.09 million. As a result, the loss before corporate income tax decreased by Baht 0.59 million. The Company has no corporate income tax payable for this period since it suffered a loss while there was a reversal of corporate income tax of Baht 21.94 million payable during the same period last year, therefore the Company recorded a loss of Baht 37.67 million for the three-month period ended September 30, 2009 against a profit of Baht 0.20 million for the corresponding period last year (decreased by 18,935%).

Consolidated:
The consolidated net income before corporate income tax for the three-month period ended September 30, 2009 dropped to a loss of Baht 71.99 million from a profit of Baht 10.56 million against the corresponding period last year. The reduction in consolidated income before corporate income tax of Baht 82.55 million was attributed to the decrease in the Company's net income before corporate income tax of Baht 48.50 million (excluding dividend income of Baht 32.57 million from a subsidiary) including the decrease in income of subsidiaries of Baht 21.57 million, allowance for diminution in value of investment in Don Muang Tollway Public Company Limited amounting to Baht 13.96 million (which was reversed last year while no transaction in this year) plus a decrease in provision for loss on loans to related company by Baht 1.48 million. The corporate income tax of Baht 0.08 million was provided for the subsidiary due to no corporate income tax payable by the Company for this period since it suffered a loss while there was a reversal of corporate income tax of Baht 21.54 million payable during the same period last year. As a result, the consolidated net income after tax for the three-month period ended September 30, 2009 came to a loss of Baht 72.07 million from a profit of Baht 32.10 million against the corresponding period of year 2008 (decreased by 324.52%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : November 13, 2009

Re : Clarification for decrease for more than 20% in the net income of Shangri-La Hotel Public Company Limited ("the Company") for the nine-month period ended September 30, 2009 when compared to the corresponding period of 2008

The Board of Directors is pleased to announce the Company's results for the nine-month period ended September 30, 2009 as follows:-

Net income / (loss) after corporate income tax for the nine-month period ended September 30, 2009 and 2008:

(Baht in million)	2009	2008	Change (%)
The Company	(135.84)	223.47	(160.79%)
Consolidated	(166.17)	273.19	(160.83%)

The Company:
The Company's net income before corporate income tax for the nine-month period ended September 30, 2009 dropped to a loss of Baht 135.84 million from a profit of Baht 296.53 million against the corresponding period last year. The decrease in the Company's income before corporate income tax of Baht 432.37 million was attributed to a decrease in profit of Shangri-La Hotel, Bangkok by Baht 429.85 million plus an increase in loss of Shangri-La Hotel, Chiang Mai by Baht 2.52 million. The decrease in Shangri-La Hotel, Bangkok's profit came from the decline in room revenues, food and beverage revenues and other revenues which were mainly affected by hotel renovation on its restaurants, guest rooms and function rooms, the political instability in Thailand and the global financial crisis. Revenues from hotel operations of Shangri-La Hotel, Bangkok decreased by Baht 762.41 million to Baht 649.29 million from Baht 1,411.70 million during the same period last year. Income before expenses decreased by Baht 583.86 million, selling and administrative expenses, depreciation and other expenses reduced by Baht 154.01 million. As a result, the net income before corporate income tax decreased by Baht 429.85 million. Revenues from hotel operations of Shangri-La Hotel, Chiang Mai decreased by Baht 35.48 million to Baht 73.20 million from Baht 108.68 million during the same period last year. Income before expenses decreased by Baht 13.20 million, selling and administrative expenses decreased by Baht 20.36 million whereas depreciation and interest increased by Baht 9.11 million and Baht 0.58 million, respectively. As a result, the loss before corporate income tax increased by Baht 2.52 million. As the Company has no corporate income tax for this period since it suffered a loss while there was corporate income tax of Baht 73.06 million payable during the same period last year, the Company recorded a net loss of Baht 135.84 million for the nine-month period ended September 30, 2009 against a net profit of Baht 223.47 million for the corresponding period last year (decreased 160.79%).

Consolidated:
The consolidated net income before corporate income tax for the nine-month period ended September 30, 2009 dropped to a loss of Baht 165.87 million from a profit of Baht 346.69 million against the corresponding period last year. The reduction in consolidated income of Baht 512.56 million was attributed to the decrease in Company's net income before corporate income tax of Baht 464.94 million (excluding dividend income of Baht 32.57 million from a subsidiary) including the decrease in income of subsidiaries of Baht 23.72 million, allowance for diminution in value of investment in Don Muang Tollway Public Company Limited amounting to Baht 29.72 million (which was reversed last year while no transaction in this year) plus a decrease in provision for loss on loans to related company by Baht 5.83 million. The corporate income tax hence decreased from Baht 73.50 million to Baht 0.29 million. As a result, the consolidated net income after tax for the nine-month period ended September 30, 2009 came to a loss of Baht 166.17 million from a profit of Baht 273.19 million against the corresponding period of year 2008 (decreased by 160.83%).

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

Shangri-La hotel

BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Date : November 13, 2009

Re : Reappointment of Audit Committee and Information Memorandum regarding the Connected Party Transaction

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you of the following resolutions passed at its Board Meeting No. 4/2009 held on November 13, 2009:-

1) The reappointment of the existing members of the Audit Committee whose term is expiring on November 15, 2009 as the Audit Committee of the Company for another term of 2 years commencing November 15, 2009 be approved. Form to Report on Names of Members and Scope of Work of the Audit Committee is enclosed for your information.

2) The entering into of a US$ 15,000,000 Loan Agreement (the "Loan Agreement") with Shangri-La Treasury Limited ("STL"), a company incorporated in Labuan, Malaysia and is a 100% owned subsidiary of Shangri-La Asia Limited be approved. The entering into of the Loan Agreement with STL is a receipt of financial assistance transaction and constitutes a connected transaction for the Company. Information Memorandum in respect of this transaction is provided for your information.

Yours faithfully,

Mrs. Pavinee Meensuk

Director and Company Secretary

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors ("the Board") of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you that during its Board Meeting No. 4/2009 held on November 13, 2009, the Board resolved to reappoint the existing members of the Audit Committee whose term is expiring on November 15, 2009 as the Audit Committee of the Company for another term of 2 years commencing November 15, 2009.

The Audit Committee consists of:
1. Chairman of the Audit Committee : Mr. Kovit Poshyananda
2. Member of the Audit Committee : Mr. Jayavadh Bunnag
3. Member of the Audit Committee : Mr. Kledchai Benja-athonsirikul

The Chairman of the Audit Committee has adequate expertise and experience to review creditability of the financial reports.

The Audit Committee of the Company is accountable to the Board and the main duties and responsibilities are:

1. To review the financial reporting process of the Company to ensure accurate and adequate disclosure;

2. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient;

3. To ensure the Company is in compliance with the Securities and Exchange Acts, the regulations of the Stock Exchange of Thailand, and any other laws governing the Company's business;

4. To determine the independence of the internal audit department, as well as to approve the appointment, transmission and dismissal of the internal audit manager;

5. To consider, select and nominate an independent person to act as an external auditor of the Company, to recommend his/her remuneration, and to attend the non-management meeting with the external auditor at least once a year;

6. To review and ensure that connected transactions or the transactions that may lead to potential conflict of interest are conducted in compliance with the laws and regulations of the Stock Exchange of Thailand so as to ascertain such transactions are for the best interests of the Company;

7. To prepare and disclose the Report of the Audit Committee in the Annual Report of the Company. The Report of the Audit Committee must be signed by the Chairman of the Audit Committee and contains the following details:

   (a) Other laws governing the Company's business;
   (b) The opinion of the Audit Committee regarding suitability of the external auditor of the Company;
   (c) The opinion of the Audit Committee regarding transactions that may lead to potential conflict of interest;
   (d) The number of meeting of the Audit Committee held during the year and individual attendance of each member;
   (e) Any other opinions or remarks received by the Audit Committee, when performing its duty in accordance with the Charter of the Audit Committee; and
   (f) Other issues need to be disclosed to the shareholders and the investors under the roles and responsibilities authorized by the Board.

.../2

8. In performing the duty of the Audit Committee, when the following transactions or actions that may materially affect the financial status or operational performance of the Company are found or suspected, the Audit Committee must report the finding of the said event to the Board for corrective actions within a proper period as fixed by the Audit Committee:

   (a) Transaction with conflict of interest;
   (b) Fraud, irregularity or material defect in the internal control system; and
   (c) Violation of the Securities and Exchange Acts, the regulations of the Stock Exchange of Thailand, and any other laws governing the Company's business.

   In the case that the Board or the management fails to make rectification within the specified period, any one of the Audit Committee member may report such transactions or actions to the Securities and Exchange Commission or the Stock Exchange of Thailand;

9. To review and ensure efficiency of the risk management system of the Company;

10. To review and amend the Charter of the Audit Committee, subject to the approval of the Board; and

11. To perform any other tasks as assigned by the Board and agreed by the Audit Committee.

The Company hereby certifies that

1. The qualifications of the members of the Company's Audit Committee meet all the requirements of the Stock Exchange of Thailand; and

2. The scope of duties and responsibilities of the Audit Committee of the Company as stated above meet all the requirements of the Stock Exchange of Thailand.

Signed__________________________________Director
(Mdm. Kuok Oon Kwong) (Mrs. Chanida Asdathorn)

Shangri-La Hotel Public Company Limited
Registration No. 0107537001773
Information Memorandum Regarding the Connected Party Transaction

1. The transaction and parties involved:

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") resolved at its meeting No. 4/2009 held on November 13, 2009 approving for the Company to enter into a US$ 15,000,000 Loan Agreement (the "Loan Agreement") with Shangri-La Treasury Limited ("STL"), a company incorporated in Labuan, Malaysia and is a 100% owned subsidiary of Shangri-La Asia Limited ("SA").

2. Purpose of the Facility:

The facility from STL is used as a bridging loan for meeting funding requirement of the Company for the renovation of Shangri-La Hotel, Bangkok, Main Wing before the Company drawdowns loan under a Long Term Loan Facility Agreement for an amount up to Baht 800 million granted by a local bank as the interest rate is lower.

3. Total values of transaction:

The principal of the loan granted by STL is US$15,000,000 which is equivalent to approximately Baht 500 million. Such loan will bear an interest at the rate of LIBOR+2.05% per annum (withholding tax on interest paid will be responsible by STL). The term of the loan is 9 months and can be terminated after 6 months from the drawdown date. The total amount of the interest to be paid to STL will be approximately US$261,000 (based on LIBOR at 0.27% per annum for a period of 9 months) which will be equivalent to approximately Baht 8.70 million and represents approximately 0.16% of the Company's Net Tangible Asset Value as at September 30, 2009 (the Net Tangible Asset Value of the Company as at September 30, 2009 was Baht 5,356.50 million).

4. Relationship of the related parties with the Company or its subsidiaries:

The Company is owned as to 73.61% by SA through its subsidiaries. STL is a 100% owned subsidiary of SA and is therefore a connected person of the Company under the "Notification of the Board of Governors of the Stock Exchange of Thailand" regarding the "Disclosure of Information and Acts of Listed Companies Concerning the Connected Transactions, 2003 (Complete version) and (No. 2), 2004". Mr. Maris Pakdeetaveevivat and Mr. Madhu Rama Chandra Rao are members of STL's Board of Directors. Furthermore, Mr. Kuok Khoon Ean, Mr. Maris Pakdeetaveevivat, Mr. Ho Kian Guan and Mr. Madhu Rama Chandra Rao who are members of SA's Board of Directors are also directors of the Company.

5. Opinion of the Board of Directors of the Company:

The following directors of the Company have not participated in discussion for the approval of the said transaction:-

1. Mr. Kuok Khoon Ean (a common director of the Company and SA);
2. Mr. Maris Pakdeetaveevivat (a common director of the Company, SA and STL);
3. Mr. Ho Kian Guan (a common director of the Company and SA); and
4. Mr. Madhu Rama Chandra Rao (a common director of the Company, SA and STL).

The Board of Directors of the Company including the Audit Committee and the independent directors are of the view that the terms including interest rate of the loan facility from STL are on normal commercial terms, fair and reasonable, and the entering into of the Loan Agreement is in the interest of the Company and its shareholders as a whole.